Exhibit 99.55

NEWS RELEASE March 27, 2026
OceanaGold Files Annual Information Form and Updated Technical Reports for Haile, Macraes and Didipio
VANCOUVER, BC – OceanaGold Corporation (TSX: OGC) (OTCQX: OCANF) (“OceanaGold” or the “Company”) announces that it has filed its Annual Information Form, along with updated technical reports prepared in accordance with National Instrument 43 – 101 – Standards of Disclosure for Mineral Projects (“NI 43 – 101”) for three of its operations – Haile, Macraes and Didipio, each with an effective date of December 31, 2025.
The projected gold production and cost profile outlined in the Technical Reports positions the Company to continue to generate substantial Free Cash Flow at current gold prices. The mine plans set forth in the Technical Reports are based on the Company’s 2025 Mineral Reserves only (estimate using a price of $2,200 per ounce gold) and do not include Inferred Mineral Resources or exploration upside. Mineral Reserves and Resources estimates utilized in the Technical Reports were released in the Company’s February 18th news release titled “OceanaGold Reports Mineral Reserves and Resources for the Year Ended 2025”. The Company’s 2026 Guidance, outlined in the Fourth Quarter and Full Year 2025 Management’s Discussion and Analysis released February 18, 2026, remains unchanged.
The Technical Reports and Annual Information Form are available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on our website at www.oceanagold.com.
About OceanaGold
OceanaGold is a global intermediate gold and copper producer committed to safely and responsibly maximizing the generation of Free Cash Flow from our operations and delivering strong returns for our shareholders. We have a portfolio of four operating mines: the wholly-owned Haile Gold Mine in the United States of America; the wholly-owned Macraes and Waihi operations in New Zealand; and the 80%-owned Didipio Mine in the Philippines.

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For further information please contact:
Investor Relations:
Rebecca Henare, VP, Investor Relations
Tel: +1 604-678-4095
ir@oceanagold.com
Valerie Burns, Manager, Investor Relations
Tel: +1 604-235-0742
ir@oceanagold.com
Media Relations:
Louise Burgess, VP, Communications
Tel: +1 604-403-2019
media@oceanagold.com
Qualified Persons
In this news release, each of: Greg Hollett, Group Head of Mining Engineering, a qualified person under NI 43 – 101, has reviewed and approved the disclosure of all scientific and technical information related to Haile; Knowell Madambi, Manager – Technical Services and Projects, a qualified person under NI 43 – 101, has reviewed and approved the disclosure of all scientific and technical information related to Macraes; and Phillip Jones, Group Head of Underground Mining, a qualified person under NI 43 – 101, has reviewed and approved the disclosure of all scientific and technical information related to Didipio.
Technical Reports
For further information, please refer to the following NI 43 – 101 Technical Reports available on the SEDAR+ website at www.sedarplus.ca under the Company’s profile or on our website at www.oceanagold.com.
•“NI 43-101 Technical Report – Haile Gold Mine Lancaster County, South Carolina”, dated March 27, 2026 with an effective date of December 31, 2025, prepared by D. Carr, Group Head of Metallurgy, G. Hollett, Group Head of Mining Engineering, B. Drury, Underground Engineering Superintendent, J. Moore, Group Head of Resource Development, D. Corley, Principal Resource Development Geologist, L. Standridge (Call & Nicholas Principal Engineer, Geotechnical), R. Cook (Call & Nicholas Principal Engineer, Geological), J.N. Janney-Moore (NewFields Senior Project Manager), W.L. Kingston (NewFields Senior Hydrogeologist) and B. Miller (SRK Principal Consultant, Geology). Each of Messrs. Carr, Hollett, Moore and Corley and Ms. Drury is an employee of OceanaGold;
•“NI 43-101 Technical Report – Macraes Operation, Otago, New Zealand”, dated March 27, 2026 with an effective date of December 31, 2025, prepared by M. Grant, Senior Geologist, Resource Development, K. Madambi, Manager – Technical Services and Projects, E. Leslie, Group Mining Engineer, and D. Carr, Group Head of Metallurgy, each of whom is an employee of OceanaGold; and

•“NI 43-101 Technical Report – Didipio Mine, Luzon Island, Philippines”, dated March 27, 2026 with an effective date of December 31, 2025, prepared by D. Carr, Group Head of Metallurgy, P. Jones, Group Head of Underground Mining, and J. Moore, Group Head of Resource Development, each of whom is an employee of OceanaGold.
Cautionary Statement Regarding Forward-Looking Information
This news release contains certain "forward-looking statements" and “forward-looking information” (collectively, “forward-looking statements”) within the meaning of applicable Canadian securities laws which may include, but is not limited to, statements with respect to: the future price of gold; the future financial and operating performance of Haile, Macraes and Didipio; the estimation of Mineral Reserves and Mineral Resources; the realization of Mineral Reserves and Mineral Resources estimates; estimates of exploration expenditures and timing of future exploration programs; estimated mine life of Haile, Macraes and Didipio; and certain additional information relating to future performance. Forward-looking statements relate to future performance and reflect the Company’s expectations regarding the execution of business strategy, future growth, future production, estimated costs, results of operations, business prospects and opportunities of OceanaGold and its related subsidiaries. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements.
Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks include, among others, the accuracy of Mineral Reserves and Mineral Resources estimates and related assumptions, inherent operating risks and those risk factors identified and described in more detail in the section entitled “Risk Factors” contained in the Company's most recent Annual Information Form and the Company’s other filings with Canadian securities regulators, which are available on SEDAR+ at www.sedarplus.ca under the Company's name. There are no assurances the Company can fulfil forward-looking statements. This list is not exhaustive of the factors that may affect the Company’s forward-looking statements.
The Company’s forward-looking statements are based on the applicable assumptions and factors Management considers reasonable as of the date hereof, based on the information available to Management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to: the Company’s ability to carry on current and future operations, including development and exploration activities; the timing, extent, duration and economic viability of such operations, including any Mineral Resources or Mineral Reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold and copper; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.
The Company’s forward-looking statements are based on the opinions and estimates of Management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. The Company does not assume any obligation to update forward-looking statements if circumstances or Management’s beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities the Company will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.
Cautionary Note for United States Readers
Unless otherwise indicated, the scientific and technical disclosure in this news release was prepared in accordance with NI 43-101, which differs from the scientific and technical disclosure requirements of the U.S. Securities and Exchange Commission (the “SEC”) that are applicable to domestic United States reporting companies. Any Mineral Reserves and Mineral Resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards, including Subpart 1300 of Regulation S-K under the United States Exchange Act of 1934, as amended.
Accordingly, Mineral Resource and Mineral Reserve information and other scientific and technical information contained or referenced in this Annual Information Form may not be comparable to similar scientific and technical information disclosed by United States public companies subject to the reporting and technical disclosure requirements of the SEC.
Cautionary Statement Regarding Non-IFRS Measures
This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under IFRS, including Free Cash Flow. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with OceanaGold’s consolidated financial statements. Readers should refer to OceanaGold’s Q4 2025 Management's Discussion & Analysis dated February 18, 2026 available on SEDAR+ at www.sedarplus.ca under OceanaGold’s name and OceanaGold’s website at www.oceanagold.com under the heading “Non-IFRS Financial Measures” for a more detailed discussion of how OceanaGold calculates certain of such measures and a reconciliation of certain measures to IFRS terms.
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